Exhibit 99.1

COMBINED ANNUAL & EXTRAORDINARY GENERAL MEETING

All resolutions adopted

On May 4, 2009, the Combined Annual and Extraordinary General Meeting of GDF SUEZ shareholders, chaired by Gérard Mestrallet, Chairman and CEO, met to review the report of the Board of Directors for fiscal year 2008, as well as the reports of the Chairpersons of the five Board Committees (Audit Committee, Ethics, Environment and Sustainable Development Committee, Nominations Committee, Compensation Committee, and Business Strategy and Investments Committee).

The Combined Annual and Extraordinary General Shareholders’ Meeting approved the financial statements and earnings appropriation for 2008.

The resolutions submitted to the Group’s shareholders by the Board of Directors were adopted, including:

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appointment of a Board Member representing employee shareholders: Mrs Gabrielle Prunet. Its four year terms of office will expire at the close of the 2013 General Shareholders’ Meeting held to approve financial statements for the fiscal year ending December 31, 2012.

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Authorization of a Performance Share Plan to all of the Group’s 200,000 employees in France and the rest of the world. Equal to approximately EUR 100 million in total value, this distribution would represent 4.4 million Performance Shares. This Plan is the third organized by the Group, following those in 2007 and 2008.

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payment of an ordinary dividend of EUR 1.40 per share for fiscal year 2008 that includes a EUR 0.80 interim dividend per share paid November 27, 2008. The balance of the ordinary dividend (EUR 0.60 per share) will be paid May 11, 2009.

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payment of a special dividend of EUR 0.80 per share that may be denominated in cash or in shares. Shareholders requesting payment in shares must make their decision known to their financial intermediary between May 6 and May 22, 2009, inclusive. The French state, Groupe Bruxelles Lambert, Caisse de Dépôts et Consignations, Areva, Groupe CNP Assurances, and Sofina have already chosen to receive this dividend in shares. Subscription price is EUR 21.05 per share.

The special dividend in cash or in shares will be paid June 4, 2009.

Moreover, in accordance with its dividend’s distribution policy, the Board of Directors has decided the principle of a EUR 0.80 interim dividend per share for the fiscal year ending December 31, 2009, to be paid Dec 18, 2009.

GDF SUEZ Corporate Headquarters

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 5704 0000

GDF SUEZ - SA with a capital of 2,193,643,820 euros - RCS Paris 542 107 651

www.gdfsuez.com

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The Combined General Meeting was attended by more than 2,000 shareholders and was broadcast live on an audio feed via the Group’s Website (www.gdfsuez.com), where the broadcast will continue to be available for three months.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up great challenges: responding to energy needs, ensuring the security of supply, combating climate change and optimizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, municipalities and businesses. The Group employs 200,000 persons worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Forward-Looking statements

This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of GDF SUEZ believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of GDF SUEZ ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of GDF SUEZ, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by GDF SUEZ with the Autorité des marchés financiers (AMF) and/or with the United States Securities and Exchange Commission (SEC), including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by GDF SUEZ with the AMF on April 6 , 2009 (under no: D.09-197) and the Form F4 registered with the SEC on June 16, 2008 . Investors and holders of GDF SUEZ securities should consider that the occurrence of some or all of these risks may have a material adverse effect on GDF SUEZ.

Press Contacts: Tel. France: +33 (0)1 57 04 24 35 Tel. Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations Contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com

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